UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Somaxon Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

834453102

(CUSIP Number)

March 18, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834453102

1	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only) Montreux Equity Partners II SBIC, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 195,505 shares of Common Stock (2) 851,062 Warrants to purchase Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 195,505 shares of Common Stock (2) 851,062 Warrants to purchase Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 195,505 shares of Common Stock (2) 851,062 Warrants to purchase Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 4.4% (3)

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by Montreux Equity Partners II SBIC, L.P. a California limited partnership (“MEP II”), Montreux Equity Partners III SBIC, L.P., a  California limited partnership (“MEP III”), Montreux Equity Management II SBIC, LLC, a California limited liability company (“MEM II”), Montreux Equity Management III SBIC, LLC, a California limited liability company (“MEM III”), Howard D. Palefsky (“Palefsky”), and Daniel K. Turner III (“Turner” and collectively with MEP II, MEP III, MEM II, MEM III and Palefsky, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 58,370 shares held by MEP II and 425,531 warrants to purchase shares; and (ii) 137,135 shares held by MEP III and 425,531 warrants to purchase shares.  MEM II serves as the sole general partner of MEP II and owns no securities of the Issuer directly.  Palefsky and Turner are directors and/or members of MEM II and share voting and dispositive power over the shares held by MEP II; however, they disclaim beneficial ownership of the shares held by MEP II except to the extent of their pecuniary interests therein.  MEM III serves as the sole general partner of MEP III and owns no securities of the Issuer directly. Palefsky and Turner are directors and/or members of MEM III and share voting and dispositive power over the shares held by MEP III; however, they disclaim beneficial ownership of the shares held by MEP III except to the extent of their pecuniary interests therein.

(3)   This percentage is calculated based upon 23,639,469 shares of Common Stock outstanding.

CUSIP No. 834453102

1	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only) Montreux Equity Management II SBIC, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 195,505 shares of Common Stock (2) 851,062 Warrants to purchase Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 195,505 shares of Common Stock (2) 851,062 Warrants to purchase Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 195,505 shares of Common Stock (2) 851,062 Warrants to purchase Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 4.4% (3)

12	Type of Reporting Person* OO

(1)   This Schedule 13G is filed by Montreux Equity Partners II SBIC, L.P. a California limited partnership (“MEP II”), Montreux Equity Partners III SBIC, L.P., a  California limited partnership (“MEP III”), Montreux Equity Management II SBIC, LLC, a California limited liability company (“MEM II”), Montreux Equity Management III SBIC, LLC, a California limited liability company (“MEM III”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and collectively with MEP II, MEP III, MEM II, MEM III and Palefsky, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 58,370 shares held by MEP II and 425,531 warrants to purchase shares; and (ii) 137,135 shares held by MEP III and 425,531 warrants to purchase shares.  MEM II serves as the sole general partner of MEP II and owns no securities of the Issuer directly.  Palefsky and Turner are directors and/or members of MEM II and share voting and dispositive power over the shares held by MEP II; however, they disclaim beneficial ownership of the shares held by MEP II except to the extent of their pecuniary interests therein.  MEM III serves as the sole general partner of MEP III and owns no securities of the Issuer directly. Palefsky and Turner are directors and/or members of MEM III and share voting and dispositive power over the shares held by MEP III; however, they disclaim beneficial ownership of the shares held by MEP III except to the extent of their pecuniary interests therein.

(3)   This percentage is calculated based upon 23,639,469 shares of Common Stock outstanding.

CUSIP No. 834453102

1	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only) Montreux Equity Partners III SBIC, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 195,505 shares of Common Stock (2) 851,062 Warrants to purchase Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 195,505 shares of Common Stock (2) 851,062 Warrants to purchase Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 195,505 shares of Common Stock (2) 851,062 Warrants to purchase Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 4.4% (3)

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by Montreux Equity Partners II SBIC, L.P. a California limited partnership (“MEP II”), Montreux Equity Partners III SBIC, L.P., a  California limited partnership (“MEP III”), Montreux Equity Management II SBIC, LLC, a California limited liability company (“MEM II”), Montreux Equity Management III SBIC, LLC, a California limited liability company (“MEM III”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and collectively with MEP II, MEP III, MEM II, MEM III and Palefsky, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 58,370 shares held by MEP II and 425,531 warrants to purchase shares; and (ii) 137,135 shares held by MEP III and 425,531 warrants to purchase shares.  MEM II serves as the sole general partner of MEP II and owns no securities of the Issuer directly.  Palefsky and Turner are directors and/or members of MEM II and share voting and dispositive power over the shares held by MEP II; however, they disclaim beneficial ownership of the shares held by MEP II except to the extent of their pecuniary interests therein.  MEM III serves as the sole general partner of MEP III and owns no securities of the Issuer directly. Palefsky and Turner are directors and/or members of MEM III and share voting and dispositive power over the shares held by MEP III; however, they disclaim beneficial ownership of the shares held by MEP III except to the extent of their pecuniary interests therein.

(3)   This percentage is calculated based upon 23,639,469 shares of Common Stock outstanding.

CUSIP No. 834453102

1	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only) Montreux Equity Management III SBIC, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 195,505 shares of Common Stock (2) 851,062 Warrants to purchase Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 195,505 shares of Common Stock (2) 851,062 Warrants to purchase Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 195,505 shares of Common Stock (2) 851,062 Warrants to purchase Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 4.4% (3)

12	Type of Reporting Person* OO

(1)   This Schedule 13G is filed by Montreux Equity Partners II SBIC, L.P. a California limited partnership (“MEP II”), Montreux Equity Partners III SBIC, L.P., a  California limited partnership (“MEP III”), Montreux Equity Management II SBIC, LLC, a California limited liability company (“MEM II”), Montreux Equity Management III SBIC, LLC, a California limited liability company (“MEM III”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and collectively with MEP II, MEP III, MEM II, MEM III and Palefsky, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 58,370 shares held by MEP II and 425,531 warrants to purchase shares; and (ii) 137,135 shares held by MEP III and 425,531 warrants to purchase shares.  MEM II serves as the sole general partner of MEP II and owns no securities of the Issuer directly.  Palefsky and Turner are directors and/or members of MEM II and share voting and dispositive power over the shares held by MEP II; however, they disclaim beneficial ownership of the shares held by MEP II except to the extent of their pecuniary interests therein.  MEM III serves as the sole general partner of MEP III and owns no securities of the Issuer directly. Palefsky and Turner are directors and/or members of MEM III and share voting and dispositive power over the shares held by MEP III; however, they disclaim beneficial ownership of the shares held by MEP III except to the extent of their pecuniary interests therein.

(3)   This percentage is calculated based upon 23,639,469 shares of Common Stock outstanding.

CUSIP No. 834453102

1	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Daniel K. Turner III

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 195,505 shares of Common Stock (2) 851,062 Warrants to purchase Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 195,505 shares of Common Stock (2) 851,062 Warrants to purchase Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 195,505 shares of Common Stock (2) 851,062 Warrants to purchase Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 4.4% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by Montreux Equity Partners II SBIC, L.P. a California limited partnership (“MEP II”), Montreux Equity Partners III SBIC, L.P., a  California limited partnership (“MEP III”), Montreux Equity Management II SBIC, LLC, a California limited liability company (“MEM II”), Montreux Equity Management III SBIC, LLC, a California limited liability company (“MEM III”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and collectively with MEP II, MEP III, MEM II, MEM III and Palefsky, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 58,370 shares held by MEP II and 425,531 warrants to purchase shares; and (ii) 137,135 shares held by MEP III and 425,531 warrants to purchase shares.  MEM II serves as the sole general partner of MEP II and owns no securities of the Issuer directly.  Palefsky and Turner are directors and/or members of MEM II and share voting and dispositive power over the shares held by MEP II; however, they disclaim beneficial ownership of the shares held by MEP II except to the extent of their pecuniary interests therein.  MEM III serves as the sole general partner of MEP III and owns no securities of the Issuer directly. Palefsky and Turner are directors and/or members of MEM III and share voting and dispositive power over the shares held by MEP III; however, they disclaim beneficial ownership of the shares held by MEP III except to the extent of their pecuniary interests therein.

(3)   This percentage is calculated based upon 23,639,469 shares of Common Stock outstanding.

CUSIP No. 834453102

1	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Howard D. Palefsky

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 195,505 shares of Common Stock (2) 851,062 Warrants to purchase Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 195,505 shares of Common Stock (2) 851,062 Warrants to purchase Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 195,505 shares of Common Stock (2) 851,062 Warrants to purchase Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 4.4% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by Montreux Equity Partners II SBIC, L.P. a California limited partnership (“MEP II”), Montreux Equity Partners III SBIC, L.P., a  California limited partnership (“MEP III”), Montreux Equity Management II SBIC, LLC, a California limited liability company (“MEM II”), Montreux Equity Management III SBIC, LLC, a California limited liability company (“MEM III”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and collectively with MEP II, MEP III, MEM II, MEM III and Palefsky, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 58,370 shares held by MEP II and 425,531 warrants to purchase shares; and (ii) 137,135 shares held by MEP III and 425,531 warrants to purchase shares.  MEM II serves as the sole general partner of MEP II and owns no securities of the Issuer directly.  Palefsky and Turner are directors and/or members of MEM II and share voting and dispositive power over the shares held by MEP II; however, they disclaim beneficial ownership of the shares held by MEP II except to the extent of their pecuniary interests therein.  MEM III serves as the sole general partner of MEP III and owns no securities of the Issuer directly. Palefsky and Turner are directors and/or members of MEM III and share voting and dispositive power over the shares held by MEP III; however, they disclaim beneficial ownership of the shares held by MEP III except to the extent of their pecuniary interests therein.

(3)   This percentage is calculated based upon 23,639,469 shares of Common Stock outstanding.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Somaxon Pharmaceuticals Inc. (the “Issuer”).

Item 1
	(a)	Name of Issuer: Somaxon Pharmaceuticals Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 420 Stevens Avenue, Suite 210 Solana Beach, California 92075

Item 2
(a)

Name of Person(s) Filing:
Montreux Equity Partners II SBIC, L.P. (“MEP II”)

Montreux Equity Management II SBIC, LLC (“MEM II”)

Montreux Equity Partners III SBIC, L.P. (“MEP III”)

Montreux Equity Management III SBIC, LLC (“MEM III”)

Howard D. Palefsky (“Palefsky”)

Daniel K. Turner III (“Turner”)

	(b)	Address of Principal Business Office: c/o Montreux Equity Partners 3000 Sand Hill Road Building 1, Suite 260 Menlo Park, California 94025
	(c)	Citizenship:
		Entities:	MEP II	-	California, United States of America
			MEM II	-	California, United States of America
			MEP III	-	California, United States of America
			MEM III	-	California, United States of America

		Individuals:	Palefsky	-	United States of America
			Turner	-	United States of America
	(d)	Title of Class of Securities: Common Stock Warrants to purchase Common Stock
	(e)	CUSIP Number: 834453102

Item 3	Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of March 22, 2010:

Reporting Persons	Shares and Warrants Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)

MEP II	483,901	0	1,046,567	0	1,046,567	1,046,567	4.4%
MEM II	0	0	1,046,567	0	1,046,567	1,046,567	4.4%
MEP III	562,666	0	1,046,567	0	1,046,567	1,046,567	4.4%
MEM III	0	0	1,046,567	0	1,046,567	1,046,567	4.4%
Palefsky	0	0	1,046,567	0	1,046,567	1,046,567	4.4%
Turner	0	0	1,046,567	0	1,046,567	1,046,567	4.4%

(1)   MEM II serves as the sole general partner of MEP II and owns no securities of the Issuer directly.  Palefsky and Turner are directors and/or members of MEM II and share voting and dispositive power over the shares held by MEP II; however, they disclaim beneficial ownership of the shares held by MEP II except to the extent of their pecuniary interests therein.  MEM III serves as the sole general partner of MEP III and owns no securities of the Issuer directly.  Palefsky and Turner are directors and/or members of MEM III and share voting and dispositive power over the shares held by MEP III; however, they disclaim beneficial ownership of the shares held by MEP III except to the extent of their pecuniary interests therein.

(2)   This percentage is calculated based upon 23,639,469 shares of Common Stock outstanding.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2010	MONTREUX EQUITY PARTNERS II SBIC, L.P.
By MONTREUX EQUITY MANAGEMENT II SBIC, LLC,
its general partner

	By:	/s/ Daniel K. Turner III
		Name:	Daniel K. Turner III
		Title:	Managing Member

Dated: March 22, 2010	MONTREUX EQUITY MANAGEMENT II SBIC, LLC

	By:	/s/ Daniel K. Turner III
		Name:	Daniel K. Turner III
		Title:	Managing Member

Dated: March 22, 2010	MONTREUX EQUITY PARTNERS III SBIC, L.P.
By MONTREUX EQUITY MANAGEMENT III SBIC, LLC,
its general partner

	By:	/s/ Daniel K. Turner III
		Name:	Daniel K. Turner III
		Title:	Managing Member

Dated: March 22, 2010	MONTREUX EQUITY MANAGEMENT III SBIC, LLC

	By:	/s/ Daniel K. Turner III
		Name:	Daniel K. Turner III
		Title:	Managing Member

Dated: March 22, 2010	HOWARD D. PALEFSKY

/s/ Howard D. Palefsky

Dated: March 22, 2010	DANIEL K. TURNER III

/s/ Daniel K. Turner III

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Somaxon Pharmaceuticals Inc. is filed on behalf of each of us.

Dated: March 22, 2010	MONTREUX EQUITY PARTNERS II SBIC, L.P.
By MONTREUX EQUITY MANAGEMENT II SBIC, LLC,
its general partner

	By:	/s/ Daniel K. Turner III
		Name:	Daniel K. Turner III
		Title:	Managing Member

Dated: March 22, 2010	MONTREUX EQUITY MANAGEMENT II SBIC, LLC

	By:	/s/ Daniel K. Turner III
		Name:	Daniel K. Turner III
		Title:	Managing Member

Dated: March 22, 2010	MONTREUX EQUITY PARTNERS III SBIC, L.P.
By MONTREUX EQUITY MANAGEMENT III SBIC, LLC,
its general partner

	By:	/s/ Daniel K. Turner III
		Name:	Daniel K. Turner III
		Title:	Managing Member

Dated: March 22, 2010	MONTREUX EQUITY MANAGEMENT III SBIC, LLC

	By:	/s/ Daniel K. Turner III
		Name:	Daniel K. Turner III
		Title:	Managing Member

Dated: March 22, 2010	HOWARD D. PALEFSKY

/s/ Howard D. Palefsky

Dated: March 22, 2010	DANIEL K. TURNER III

/s/ Daniel K. Turner III